United States securities and exchange commission logo





                              April 19, 2021

       R. Brad Marin
       Chairman and Chief Executive Officer
       Riverview Acquisition Corp.
       510 South Mendenhall Road Suite 200
       Memphis, TN 38117

                                                        Re: Riverview
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2021
                                                            File No. 333-255116

       Dear Mr. Marin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors , page 61

   1. We note your response to our prior comment 3 and reissue the comment in part. We note your disclosure here
and on page 125 that the exclusive forum provision in your amended and restated
certificate of incorporation could apply to a suit that falls within one or more of the categories
enumerated in the exclusive forum provision and asserts claims under the
                                                        Securities Act,
inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder. Please disclose whether you
intend for your exclusive forum provision to apply to actions arising under the Securities
Act. In addition, please ensure that the exclusive forum provision in your amended and
restated certificate of incorporation states clearly whether
 R. Brad Marin
Riverview Acquisition Corp.
April 19, 2021
Page 2
      this provision will apply to actions arising under the Securities Act or Exchange Act.
Exhibits

2. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be the exclusive forum" for any such action, proceeding or claim. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the
      United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities
      Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl
Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-362 with any other questions.



                                                            Sincerely,
FirstName LastNameR. Brad Marin
                                                            Division of
Corporation Finance
Comapany NameRiverview Acquisition Corp.
                                                            Office of Energy &
Transportation
April 19, 2021 Page 2
cc:       Kevin E. Manz, Esq.
FirstName LastName